EMAIL:  SFELDMAN@OLSHANLAW.COM

DIRECT DIAL:  212.451.2234

December 11, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Attn.:  Jay Ingram, Esq.

Legal Branch Chief

Office of Manufacturing and Construction

Re:                             Legacy Housing Corporation

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-228288

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as having been filed.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter dated December 10, 2018, with respect to the Registration Statement filed by the Company on November 9, 2018, as amended on November 30, 2018 as discussed below.

A courtesy copy of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Edward M. Kelly, Esq., Senior Counsel) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

December 11, 2018

Concentration of ownership of our common stock…may limit new investors from influencing significant corporate decisions, page 30

1.                                      Revised disclosure that your executive officers, directors, and current beneficial owners of 5% or more of your common stock and their affiliates will beneficially own all of your outstanding shares of common stock upon completion of this offering is inconsistent with disclosure on page 37 and elsewhere in the registration statement that existing stockholders will own 85.1% of your outstanding shares of common stock upon completion of this offering. Please reconcile the disclosures.

Response 1:  As requested by the staff, the Company has revised its disclosure with respect to concentration of ownership of our common stock. See page 30 of the Registration Statement.

Choice of Forum, page 90

2.                                      Notwithstanding your response to comment 3 in our November 20, 2018 letter, you have not refiled Exhibit 3.1 to reflect revision of your amended and restated certificate of incorporation relating to the sole and exclusive forum provision. Please refile the exhibit.

Response 2:  The exclusive forum provision of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) would not apply, nor would any other provision thereof, if it conflicted with any federal law requiring exclusive federal jurisdiction, including such provisions under the Securities Act or the Exchange Act. As requested by the staff, the Company has revised the Charter to clarify this point. See Exhibit 3.1, which has been re-filed.

*       *       *

As discussed with Edward M. Kelly of the SEC staff, both the Company and B. Riley FBR, Inc. intend to file requests with the staff for acceleration of effectiveness of the Registration Statement to 4:30 p.m. on Thursday, December 13, 2018, or as soon thereafter as practicable, pursuant to Rule 461 of Regulation C of the Securities Act of 1933.  We enclose in an email directly to Mr. Kelly a copy of the letter from FINRA approving the underwriting compensation arrangements for the offering.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment or the Registration Statement, please do not hesitate to contact Neal J. Suit, General Counsel of the Company (tel.: (817) 799-4906), or me (tel.: (212) 451-2234).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:                                Edward M. Kelly, Esq.

Mr. Curtis D. Hodgson

Mr. Jeffrey V. Burt

Neal Suit, Esq.

Kenneth L. Betts, Esq.